UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2020

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Annual and Extraordinary General Meeting of Shareholders

On July 7, 2020, Nano Dimension Ltd. (the “Company”), convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2019;

Proposal No. 1	To approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2020, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation;

Proposal No. 2	To increase the Company’s registered share capital and to amend and restate the Company’s Articles of Association to reflect the same;

Proposal No. 3	To approve an Amendment to the Company’s Articles of Association with respect to a shareholders rights plan.

Proposal No. 4	To approve an Amendment to the Company’s compensation policy;

Proposal No. 5	To approve the terms of compensation of the Company’s President and Chief Executive Officer;

Proposal No. 6	To approve an investment by the Company’s President and Chief Executive Officer in a warrant transaction; and

Proposal No. 7	To approve a grant of options to the Company’s directors.

The Meeting was adjourned for one and a half hours due to lack of quorum. At the re-convened Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed, except for Proposal No. 3, which was not approved.

Articles of Association

Attached hereto as Exhibit 99.1 is the Company’s Amended and Restated Articles of Association, which reflects the approval of Proposal No. 2 above, and the one-for-50 reverse split of the Company’s ordinary shares that was effected on June 29, 2020.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-217173, 333-233905 and 333-237668) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Amended and Restated Articles of Association of Nano Dimension Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 7, 2020	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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